FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Tortorello Robert J.	2. Issuer Name and Ticker or Trading Symbol Woodhead Industries, Inc. (WDHD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) V.P., General Counsel and Secretary
(Last) (First) (Middle) 3 Parkway North, Suite 550	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/12/03
(Street) Deerfield, Illinois 60015		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Woodhead Industries, Inc. Common Stock, $1 Par Value	02/12/03		M		8,250	A	$10.333
Woodhead Industries, Inc. Common Stock, $1 Par Value	02/12/03		S		8,250	D	$13.55	29,076.6348(1)(2)	D
Woodhead Industries, Inc. Common Stock, $1 Par Value								750	I(3)	By Daughter
Woodhead Industries, Inc. Common Stock, $1 Par Value								750	I(3)	By Wife as Custodian for Son/UGMA
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right-to-buy)	$10.333(4)	02/12/03		M			8,250(4)	10/27/90	10/27/03	Common Stock	8,250		0	D

Explanation of Responses:

(1) Includes 270.6348 shares allocated to Mr. Tortorello's account in the Woodhead Industries, Inc. Profit Sharing and 401(k) Plan.
(2) In connection with the Stockholder Rights Plan adopted by the Company on April 24, 1996, Preferred Stock Purchase Rights were distributed to stockholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. If and when the rights become exercisable, the holders initially would be entitled to purchase one one-thousandth of a share of Preferred Stock at a purchase price of $65.00 (both the number and shares and the purchase price are subject to adjustment).
(3) The reporting person disclaims beneficial ownership of all securities held by his daughter and son (under UGMA), and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purpose of Section 16 or for any other purpose.
(4) This option was previously reported as an option for 5,500 shares at an exercise price of $15.50 per share, but was adjusted to reflect a stock dividend declared by Woodhead Industries, Inc. on April 26, 1995.

By: /s/ Robert J. Tortorello **Signature of Reporting Person	February 13, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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